LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

Linux Gold Corp.
(the “Company”)
Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD ANNOUNCES LARGE MINERALIZED AREA STAKED IN
THE EASTERN SEWARD PENNISULA, ALASKA

For Immediate Release: March 29, 2005, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) is pleased to announce that several mineralized areas in western Alaska, near Granite Mountain on the eastern Seward Peninsula, Alaska have been staked by Linux Gold Corp.

Granite Mountain forms the heart of the historic Koyuk Mining District and is known for the productive placer Au-PGM deposits and igneous hosted base-metal, precious metal and uranium prospects located on its flanks. All the staked lands are State of Alaska public lands and open to mineral entry. Staking was accomplished by helicopter and conforms to the MTRSC method of locating 160 acre state mining claims.

The Kiwalik Claim Block, composed of 120 mining claims (30 square-miles), is located west of Granite Mountain on the fish-hook shaped Quartz Creek Pluton at the head of the Kiwalik River and is prospective for intrusive-extrusive hosted deposits of lead, zinc, silver, copper, gold, and tin. This area was investigated in 1968 as part of the U.S. Geological Survey’s Heavy Metals program and was found to contain a large altered and mineralized area with anomolous concentrations of lead (over 20,000 ppm), zinc (over 10,000 ppm), copper (up to 1,000 ppm), arsenic (over 10,000 ppm), gold (up to 1 ppm), silver (up to 300 ppm), and tin (up to 500 ppm) in widely dispersed clusters of soil and rock samples (Miller, et al, 1969, USGS Circ-614). The high concentrations of base and precious metals appear to be zoned and are directly associated with exposures of quartz monzonite and later dikes, as well as in gossan of the host andesitic volcanic rocks. The mapped shape of the Quartz Creek quartz monzonite intrusive suggests that only the peripheral edge of a roof pendant is exposed at the surface and that a much larger, un-roofed mineralized intrusive system may be found at depth.

The Peace River Claim Block includes 16 mining claims (4 square-miles) and is located on a satellite intrusive stock on the east flank of Granite Mountain at the headwaters of the Peace River. This area was examined in the early 1950s for its potential as a uranium prospect and was re-examined during the 1968 USGS Heavy Minerals Program. Samples of soil and rock indicated anomolous concentrations of base metals including over 2,000 ppm molybdenum obtained from a composite grab sample of veined syenite rubble. Pan concentrates collected from these headwater streams by the U.S. Geological Survey in 1951 and 1952 (Gault, et al, 1953, USGS Circ-250) showed an abundance of base metal sulfide minerals including bornite, as well as concentrations of uranothorianite and gummite (up to 0.76%eU) . Particles of placer gold were also found. The local concentration of uranothorianite in the placers is believed to be the best lead to a possible high grade uranium lode deposit.

The Dime Creek Claim Block is located about 15 miles to the south of Granite Mountain and is composed of 12 mining claims (3 square-miles). The placer gold-platinum deposits on Dime Creek were discovered in 1910, but it wasn’t until 1915 that rich pay was found, setting off a stampede to the area. By 1917, about 12,500 ounces of gold and platinum were recovered from shoveling-in on the creek placer and from underground drifting on several bench placers (Harrington, 1917, USGS B-692). The placer gold is unusually pure with a fineness of 960 and occurs in placer concentrates in a ratio to native platinum particles of 25:1 to 10:1. In later years, a small bucket-ladder dredge operated on the valley bottom from 1928 to 1941 while small open-cut and drifting operations continued on the benches until at least 1955. Total production is not known, but incomplete historical data shows production to be at least 25,000 ounces of gold and platinum. The placer deposit is considered to be highly prospective for significant additional placer reserves, as well as for lode sources of the placer gold and platinum.

In 2005, it is proposed to conduct an airborne geophysical survey of the Granite Mountain area to map structure, rock contacts, and potentially mineralized zones below the extensive tundra cover. A detailed geochemical and ridgeline mapping survey of the Kiwalik and Peace River claims is planned to further develop a geologic map and to identify metal rich areas for potential drill targets. An initial placer examination of Dime Creek is also planned, to include mapping and panning of previous mine workings and adjacent virgin gravel, in addition to mapping and sampling of bedrock outcrop. Contractors and budgets are in the process of development.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.